Mail Stop 4561

September 17, 2009

Wai Hung "Billy" Tang
Chief Executive Officer
Titanium Group Limited
15/F, Kennedy Town Commercial Tower
23 Belcher's Street, Kennedy Town
Hong Kong SAR, China

      Re: Titanium Group Limited
              Form 10-K for the Year Ended December 31, 2008
              File No. 000-52415

Dear Mr. Tang:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                   Sincerely,

                   Patrick Gilmore
                   Accounting Branch Chief